GLOBAL AIRCRAFT SOLUTIONS



October 2, 2008
                                VIA UPS OVERNIGHT

Rolaine S. Bancroft
Special Counsel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Global Aircraft Solutions, Inc. Post Effective Amendment No. 7 to Registration Statement on Form SB-1, Filed August 4, 2008, File No. 333-117128


Dear Ms. Bancroft:

Reference is made to your comment letter dated August 25, 2008 to Global Aircraft Solutions, Inc. (the "Company") with respect to the above referenced Post Effective Amendment. The response of the Company to your comments is set forth below. Please note I have reproduced your comments, which are itemized by number, and the response is set forth next to each comment below.

The following is a list of responses to the Comment Letter dated August 25, 2008:



Registration Statement Cover Page
---------------------------------

     1. Please revise the cover page to indicate the appropriate form available to you without an SB designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876).

          Response
          --------

          The cover page has been revised to indicate the appropriate form available to you without an SB designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876).

Prospectus
----------

     2. The financial statements should be updated to include interim statements for the six months ended June 30, 2008, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

          Response
          --------

          The Prospectus and the Consolidated Financial Statements have been updated to include the financial statements of the Company for the periods ended March 31, 2008 and June 30, 2008

The Registrant further acknowledges and understands(i) its responsibilities of periodic disclosure and amendment of the prospectus under the Securities Act of 1933 and the Securities Exchange Act of 1934, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ John B. Sawyer

John B. Sawyer
President














                     GLOBAL AIRCRAFT SOLUTIONS (OTCBB:GACF)
        6901 S. Park Avenue, Tucson AZ 85706 U.S.A. PHONE (520) 294-3481
                               FAX (520) 741-1430